Item 77D - DWS Target 2010 Fund, DWS Target 2011 Fund,
DWS Target 2012 Fund, DWS Target 2013 Fund, and DWS
Target 2014 Fund each a series of DWS Target Fund

At a meeting held March 9-10, 2010, the Board of DWS Target
2010 Fund, DWS Target 2011 Fund, DWS Target 2012 Fund,
DWS Target 2013 Fund, and DWS Target 2014 Fund, each a series of DWS Target Fund, approved a change in each fund's investment strategy, effective May 1, 2010, by amending the following:

Investing in Equities. With respect to fund assets not invested in Zero Coupon Treasuries (the equity portion), the fund will seek to achieve capital growth through professional management and diversification of investments primarily in common stocks or investment vehicles that provide exposure to common stocks. While the fund may invest directly in common stocks, the fund currently intends to invest the equity portion primarily in Exchange Traded Funds ("ETFs").

The fund's portfolio management team intends to invest in large, liquid ETFs that may invest in common stocks of companies of any size, across a broad range of industries and markets, but that emphasize larger capitalization domestic companies.
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